SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 09 May 2007

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Directorate Change dated 09 May 2007

99.1

9 May 2007

                       InterContinental Hotels Group PLC

                               Board Appointment

InterContinental Hotels Group PLC (IHG) today announces the appointment of
Patrick Imbardelli as an Executive Director of the Board.

Patrick will join the Board on 1 July 2007, retaining his current responsibilities as Chief Executive of IHG's Asia Pacific region.

Patrick joined Bass PLC, the forerunner to IHG, in 2000, and was appointed
Managing Director, Asia Pacific in 2003. He has over 25 years' experience in the hotel and tourism industry including senior operational roles with Hilton
International, Hyatt Corporation and the Southern Pacific Hotels Corporation
(now part of IHG).

Commenting on his appointment, David Webster, IHG's non-executive Chairman, said: "Patrick brings a wealth of experience to the Board. His operational management skills are widely recognised and his knowledge of the Asia Pacific region is of particular value given the Company's strategic focus there. He is a most welcome addition to the Board."

Patrick, 46, holds a Bachelor of Business degree from Victoria University in
Australia. He is married, with two children, and lives in Singapore.

For further information, please contact:

Investor Relations (Paul Edgecliffe-Johnson, Heather Ward):     +44 (0) 1753 410 176

Media Enquiries (Leslie McGibbon):                              +44 (0) 1753 410 425
                                                                +44 (0) 7808 094 471

Notes to Editors:

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom (LON:IHG, NYSE:IHG
(ADRs)) is the world's largest hotel group by number of rooms.  InterContinental
Hotels Group owns, manages, leases or franchises, through various subsidiaries, over 3,700 hotels and 558,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne
Plaza® Hotels & Resorts, Holiday Inn®  Hotels and Resorts, Holiday Inn
Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo™, and
also manages the world's largest hotel loyalty programme, Priority Club®
Rewards.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ihg.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press
Office at www.ihg.com/media

Note

No Information is required to be disclosed pursuant to LR 9.6.13R in respect of this appointment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	09 May 2007